**Mail Stop 4561**
**Via fax (650) 581-2545**

January 27, 2010

Mr. S. Steven Singh
CEO and Chairman of the Board
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

   **Re:**  **Concur Technologies, Inc.**
       **Form 10-K for the Fiscal Year Ended September 30, 2009**
       **Filed November 18, 2009**
       **File No. 000-25137**

Dear Mr. Singh:

   We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be advised that we have not yet reviewed the Part III information incorporated by reference into your Form 10-K from your definitive proxy statement on Schedule 14A filed on January 25, 2010, and we will issue any comments we may have on this information under separate cover.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 1. Business

Competition, page 11

1.   You identify certain principal competitive factors affecting the markets in which you operate, and you state that you believe that Concur competes favorably with respect to each of the identified factors. In future filings please expand your

business disclosure to discuss any material negative factors pertaining to your competitive position. In this regard, we note your risk factor disclosure on page 13 discussing Concur's competitive disadvantages relative to some of its competitors. See Item 101(c)(1)(x) of Regulation S-K.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

## Results of Operations, page 25

2.      Please clarify whether the deferred revenue balance included in your balance sheets reflects the total amount due for the entire term of your subscription arrangements (net of revenues already recognized). In this regard, tell us if you have considered disclosing the nature and origin of deferred revenue balances in MD&A. Also, to the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company's backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

3.      We note that from your disclosures on page 26 that subscription revenues are impacted by changes in the number of customers and retention of existing customers. To the extent that these are key metrics used in analyzing your revenues, tell us what consideration you gave to quantifying the number of new customers and the change in your customer base as well as including a discussion of your customer retention rates in your results of operations discussion. We refer you to SEC Release 33-8350 and Section to III.D of SEC Release 33-6835 for guidance.

## Financial Condition, page 29

4.      We note that the customer funding liabilities increased by $34 million from year-end 2008 to 2009, which reflects an increase in the number of customers using the pay services as well as an increase in the duration such funds are managed by the company. To the extent that this increase is the start or continuation of a trend, tell us how you considered Section IV of SEC Release No. 33-8350 and Item 303 of Regulation S-K in determining whether a qualitative and quantitative discussion of this known trend and any potential uncertainties facing the company is required.

## Critical Accounting Policies and Estimates, page 32

5.      Tell us how you considered the guidance in Section V to SEC Release 33-8350 in concluding that impairment of goodwill and certain other long-lived assets is not a critical accounting policy for the company.

Item 8.  Financial Statements and Supplementary Data

Income Statements, page 38

6.      We note your additional disclosure of share-based compensation on the face of
        the Income Statements which includes a total of share-based compensation.
        Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding
        the amount of expense related to share-based payment arrangements might be
        appropriate in a parenthetical note to the appropriate income statement line items,
        on the cash flow statement, in the footnotes to the financial statements, or within
        MD&A.  The guidance in SAB 107, however, does not provide for a
        reconciliation of the share-based compensation expense on the face of the income
        statement that includes a total of the share-based compensation.  Tell us how you
        considered the guidance in SAB 107 in your current disclosures and tell us how
        you intend to comply with such guidance in your future filings.  In addition, see
        the Division of Corporation Finance's "Current Accounting and Disclosure
        Issues" (Updated 11/30/06), Section I.B.2.

Note 1. Revenue Recognition, page 43

7.      Your disclosures on page 26 refer to multiple element subscription arrangements
        where there is no VSOE of fair value for the undelivered subscription element.
        Please describe further a typical multiple element subscription arrangement for
        which you are unable to establish VSOE for the subscription element and tell us
        how the subscription services provided in these arrangements differ from your
        other arrangements where VSOE is available for all elements.  Describe the terms
        of the subscription element as well as the other elements (PCS, consulting, etc.)
        and tell us how you account for each element in these arrangements. In addition,
        for those arrangements where you are able to establish VSOE of fair value for
        each element, please describe further your methodology for establishing VSOE.
        Specifically, tell us if the rates for such services vary from customer to customer
        and if so, tell us how you are able to reasonably establish VSOE of fair value for
        elements pursuant to paragraph 10 of SOP 97-2.

8.      We note that your disclosures do not include your revenue recognition policy for
        consulting and other services or for revenues generated under reseller programs.
        Please describe your revenue recognition policy for subscription sales made
        through indirect channels and include in your response a discussion of any
        contingencies offered to your resellers such as rights of return, price protection,
        etc.  Also, tell us of the reasons for not providing these disclosures in the current
        Form 10-K.

Note 11. Equity Plans and Share-based Compensation, page 56

9.      We note your disclosure does not include a description of the method and significant assumptions used to estimate the fair value of options such as (1) risk-free interest rate, (2) expected life, (3) expected volatility, and (4) expected dividends.  Tell us how you considered providing such disclosures pursuant to ASC 718-10-50-2f.

Note 17. Contingencies, page 60

10.     We note that on October 5, 2009, the district court gave final approval to the settlement agreement for the July 2001 litigation concerning your initial public offering. Please tell us the amount of the agreed upon settlement and explain further your consideration of ASC 450-20-25-2 and ASC 450-20-50-3 with regards to your accounting for and disclosures of this litigation.  Also, tell us how you considered the guidance in ASC 210-20-45 to evaluate your loss contingencies and insurance recoveries separately for accounting and disclosure purposes.

Item9A. Controls and Procedures, page 62

11.     We note your statement that "any system of controls, including disclosure controls and procedures and internal controls over financial reporting, however well designed and operated, can provide only reasonable, and not absolute assurance that the objectives of the system are met."  If you continue to use the "reasonable assurance" language, the Chief Executive Officer and the Chief Financial Officer should state, if true, that your disclosure controls and procedures are effective at the reasonable assurance level.  Please confirm, if accurate, that management concluded that your DCPs were effective at the reasonable assurance level as of the end of your fiscal year 2009, and provide confirming disclosure where appropriate in future filings to the extent they include the same or similar qualifying language.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.    .

Exhibit Index, page 70

12.     Your business and risk factor disclosure discusses the company's reliance on your strategic alliance with American Express Travel Related Services Company entered into in July 2008, and you have filed as exhibits the stock purchase agreement and warrant entered into with American Express in connection with the strategic alliance transaction.  However, you have not filed the alliance agreement as an exhibit to the filing.  Please tell us, if it is your belief, why you are not

required to file the alliance agreement with American Express, either as an agreement with a related party pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K, or as an agreement upon which your business is substantially dependent pursuant to Item 601(b)(10)(ii)(B).  We note in this regard that your most recent definitive proxy statement filed on January 27, 2009, discloses that American Express was the beneficial owner of 15.9% of your common stock as of January 12, 2009; and we note further that in your earnings call for the quarter ended September 30, 2009, management indicated that American Express became Concur's single largest distribution partnership during fiscal 2009.

\* \* \* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483.  If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,


Kathleen Collins
Accounting Branch Chief